Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

At December 31, 2010, consolidated, directly or indirectly, wholly-owned Significant Subsidiaries of Blount International, Inc. were deemed as follows:

NAME OF SUBSIDIARY	PLACE OF INCORPORATION
Blount, Inc.	Delaware
Blount Canada Ltd.	Canada
Blount Europe, S.A.	Belgium
Blount Holdings Ltd.	Canada
Blount Industrial Ltda.	Brazil
Blount Industries Company Ltd.	China
SP Companies, Inc.	Delaware
SpeeCo, Inc.	Delaware

The names of certain subsidiaries have been omitted because when considered in the aggregate or as a single subsidiary they would not constitute a “Significant Subsidiary” as of December 31, 2010.